KEMIAO GARMENT HOLDING GROUP

6910 S. Cimarron Rd.

Suite 240

Las Vegas, NV 89114

January 8, 2020

Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kemiao Garment Holding Group
Form 10-12(g)
File No. 000-56086
Filed August 27, 2019

Dear Mr. Dundas:

Set forth below are the responses of Kemiao Garment Holding Group, a Nevada corporation (“Kemiao” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 23, 2019, with respect to (i) our Form 10-12(g) filed on August 27, 2019. The responses provided below are numbered to correspond to the your comments, which have been reproduced and emboldened herein for ease of reference.

Item 1. Business, page 2

1.        We note that you have no current operations and your only business plan is to look for opportunities to engage in a merger or acquisition with an unidentified company or companies. Please identify yourself as a blank check company and provide a definition of the term blank check company. We refer you to the definition found in Rule 419 of the 1933 Securities Act. Revise your disclosure throughout to clarify that all your business plans are aspirational. For example, on page 3, you state that "we are a technology-based company that uses ecology and integration to promote its clothing and agriculture industries." Revise all such language to avoid the impression that you have current operations. Avoid identifying yourself as "a technology-based company," unless you can explain how your business plans could integrate technology into the clothing and agriculture industries in a major way and would be feasible with your lack of funding.

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Response:

The Company will expand this disclosure to clarify the nature of its business plan is apirational and identify ourselves as a blank check company. The Company proposes to revise the relevant disclosure in the following manner:

Revising language throughout the Form 10-12(g) to clarify that we have no operations and inserting the following comment in the Introductory Comment section:

•	Kemaio Garment Holding Group is a Blank Check Company under Rule 419 of the Securities Act of 1933. The term ‘blank check company” means that we are a development stage company and have no specific business plan or purpose or has indicated that is business plan is to engage in a merger or acquisition with an unidentified company companies, or other entity or person. A blank check company:
•	(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and
•	(ii) Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

2.         Disclose why your management is focusing on acquiring businesses in the specific clothing and agriculture industries you discuss and whether management has any experience in these industries.

Response:

Revised Item 1(a). The Company is moving in a new direction, statements made in regards to our business plan are forward looking statements and we have no history of performance. Current management does not have any experience in these industries but is actively looking for a suitable person to incorporate into the management team.

We feel that our business plan addresses the need for additional development in the clothing and agricultural industries.

According to The Food and Agriculture Organization of the United Nations (http://www.fao.org/china/fao-in-china/china-at-a-glance/en/), China’s modern agriculture is witnessing growing size of operating entities – robust development of specialized farmers’ cooperatives, and steady development of moderate-scale operations in various forms. In addition, 130 million farm households will benefit from industrialized organization in agriculture. AIVI feels that the agriculture is a growing market and the company can benefit from the opportunities that China has to offer.

In addition to agriculture, the need for quality clothing has increased along with the rapid growth in China. According to the World Bank Organization (https://www.worldbank.org/en/country/china/overview), China has had a remarkable period of rapid growth shifting from the centrally planned to a market based economy. Today China is an upper middle-income country that has complex development needs.

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3.         Disclose the status of your prior business operations, including the company's Hong Kong and PRC subsidiaries. Discuss your potential liabilities related to the prior business.

Response:

Revised Item 1(a). Business operations for Aivtech International Group Co and its subsidiaries were abandoned by former management and a custodianship action, described in the subsequent paragraph, was commenced in 2016. The Company filed its last 10Q in 2011 and this financial report included liabilities and debts. As of the date of this filing, these liabilities and debts have not been addressed and remain on the Company’s books.

4.         Disclose and quantify the expenses and outstanding liabilities of the company that Bryan Glass paid in his capacity as custodian.

Response:

Revised Item 1(a) Business. Added language to include the breakdown of expenses paid by Mr. Glass.

Business, page 4

5.         We note your disclosure that you have not yet entered "into any definitive agreement with potential merger or acquisition candidates." In your risk factors disclosure you discuss the impact fluctuation in the price of raw materials and the effect that would have on the manufacture of your core products. You also discuss demand for your liquid compound fertilizer and disclose that variations in weather conditions may have an adverse effect on its application. To help us better understand your disclosure, tell us if you have identified potential acquisitions and share your assessment as to whether any of those acquisitions are probable.

Response:

Revised statement to include the following language: As of the time of this filing, the Company has not identified any potential acquisitions.

Competition, page 5

6.        You state that you "compete in markets where clothing fashion and agriculture is regulated." Revise to disclose in which markets you expect to compete and the general nature of such regulations.

Response:

Revised statement to include the following language: we expect to compete in the retail clothing market; this will be accomplished through the acquisition of companies that design and manufacture both adult and children’s clothes. The National General Safety Technical Code for Textile Products developed safety regulations for textiles sold in China. These regulations include testing and compliance to assure our clothes and decorative textiles sold in China meet the industry standard requirements to control hazardous substances in textile products, improve textile product quality, ensure people's basic safety and health and to enforce the general safety and technical specifications.

We also expect to compete in the agriculture market; this will be accomplished through the acquisition of companies that practice farming, including the growing of crops and the rearing of animals to provide food, wool, and other products. The agriculture industry is regulated by the Ministry of Agriculture and Rural Affairs of the People’s Republic of China. The regulations include testing for overuse of pestisides, testing for harmful or poisonous substances in excess of the prescribed standards in animals and fish, and testing of water used for agricultural production and the solid wastes used as fertilizers.

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Compliance with these standards will increase development costs and the cost of products sold in the retail market. In turn, we may not be able to meet the competitive price point dictated by the market and our competitors.

Again, these are forward looking statements and not an indication of past performance. There is no guarantee that we will acquire such companies and have no merger candidates as of the time of this filing.

Item 1A. Risk Factors, page 6

7.         You refer repeatedly to specific aspects of your business which you have not discussed in the Business section. For example, you refer at the bottom of page 6 to "raw materials that we use in the manufacture of our products" and at the top of page 7 to "our organic liquid compound fertilizer products." Please delete such details or explain how you are certain what products you will be producing when you are at present merely in the process of looking for merger partners.

Response:

Revised the language on page 6, and throughout the remaining document, to include that the company has no operations and deleted any language that discussed specific aspects of the business.

8.        Please discuss the risk that, because the officers and directors reside outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts.

Response:

Added the following statement: Our officers and directors reside outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts. There is neither treaty nor any reciprocal arrangement between China and the United States regarding recognition or enforcement of civil judgments.

9.        Provide a risk factor that discusses the specific resale limitations of Rule 144(i) on your shares.

Response:

Revised the Risk Factor section to include the following:

Resale limitations of Rule 144(i) on your shares

According to the Rule 144(i), Rule 144 is not available for the resale of securities initially issued by either a reporting or non-reporting shell company. Moreover, Rule 144(i)(1)(ii) states that Rule 144 is not available to securities initially issued by an issuer that has been “at any time previously” a reporting or non-reporting shell company. This broad language of Rule 144(i)(1)(ii) prohibits shareholders from utilizing Rule 144 to sell their shares in a company that at any time in its existence was a shell company. However, according to Rule 144(i)(2), an issuer can “cure” its shell status.

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To “cure” a company’s current or former shell company status, the conditions of Rule 144(i)(2) must be satisfied regardless of the time that has elapsed since the public company ceased to be a shell company and regardless of when the shares were issued. The availability of Rule 144 for resale of shares issued while the company is a shell company or thereafter may be restricted even after the expiration of the one-year period since it filed its Form 10 information if the company is not current on all of its periodic reports required to be filed within the SEC during the 12 months before the date of the shareholder’s sale. This means the company must file all 10-Qs and 10K for the preceding 12 months and since the filing of the Form 10, or Rule 144 is not available for the resale of securities.

There can be no assurance that we will successfully consummate a business combination . . . , page 8

10.       You refer here to the possibility of internally developing a business instead of, or in addition to, consummating one or more business combinations. Please revise your Business disclosure to discuss this part of your business plan.

Response:

Revised the statement and deleted “internally”. The Company plans to acquire businesses that are already operational and will not internally develop its business.

We will incur increased costs as a result of becoming a reporting company . . . , page 8

11.      Please revise to quantify your expected additional costs in connection with becoming a reporting company.

Response:

Revised statement to include “The expenses incurred for filing periodic reports and implementing disclosure controls and procedures may be as high as $70,000 USD annually.” I based my numbers on my experience with retaining accountants, auditors and internal hours working on disclosure controls and procedures.

Management's Discussion and Analysis or Plan of Operation, page 13

12.       Provide a fuller discussion of the steps you plan to take to implement your plan of operation. In your discussion, quantify the amount of funding you anticipate requiring to meet your reporting obligations and to pursue your business plan for at least the next twelve months. Discuss your plans to raise the necessary funds.

Response:

Added the following to Page 13:

If we do not consummate a merger or other transaction with another business, our cash requirements for the next twelve months are relatively modest, principally legal expenses, accounting expenses, government regulatory expenses and other expenses relating to making filings required under the Exchange Act, which should not exceed $70,000

At present, the senior managers of Kemiao Garment Holding Group are not compensated for their services. The Company plans to acquire operating entities and issue Company stock for these acquisitions. This will further dilute current shareholders. In addition, the Company may seek shareholder financing. In consideration for shareholder financing, the Company may issue notes and incur additional long term liabilities.

We might not be successful in implementing and maintaining controls and procedures that comply with these requirements. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

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13.       Remove your discussion of the results of operations of Neon Bloom, Inc. for the years ended December 31, 2017 and 2016 and discuss the company's results of operations for the required periods.

Response:

Removed discussion of operations for Neon Bloom, Inc. and replaced with “Results of Operations for Kemiao Garment Holding Group —Comparison of the Years Ended December 31, 2018 and 2017.” All other financials information is correct for Kemiao.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

14.       You disclose in footnotes 2 and 3 to the beneficial ownership table that Yufang Zhu owns 3,000,000 Preferred shares entitled to 20 votes per share and 200,000 Preferred A shares entitled to 500 votes per share, giving Mr. Zhu voting control of the company. However, you disclose on page 12 that "10,000,000 shares of Preferred Stock are authorized and 0 shares are outstanding," you disclose on page 18 that "[a]t this time there are no designated classes of Preferred Stock," and there is no disclosure of the issuance of preferred stock in any other location in your registration statement, including in your financial statements. Please advise and file your articles of incorporation as an exhibit.

Response:

Item 4 has been corrected to read, “Kemiao Garment Holding Group is controlled by Yufang Zhu,ownership of thirty six million (36,000,000) shares of restricted common stock”. There are no Preferred shares issued or outstanding. Articles of Incorporation citing the Preferred Stock designation are attached.

15.       Please identify the natural person or persons that have voting or investment control of the shares beneficially owned by World Capital Holding Ltd and Guo Jin Tong Investment (HK) Ltd.

Response:

Revised footnote information to include the natural persons in control of World Capital Holding Ltd and Guo Jin Tong Investment (HK) Ltd.

Item 5. Directors and Executive Officers, page 16

16.       Please revise to provide more specific detail regarding the business experience of your officers and directors discussed in this section, specifically with regard to the last five years. For example, instead of describing Yanping Sheng as "senior executive of several listed companies," identify the companies for which he has worked, the positions he has held and the corresponding dates of his service.

Response:

Revised bios to include more details regarding work history and positions held by each officer and director.

17.       You identify the CEO as Yanping Sheng. However, the Form 10 is signed by Shinpang Sheng as CEO, and the beneficial ownership table lists Yufang Zhu as CEO. Please clarify and revise.

Response:

Yanping Sheng is the correct spelling and CEO; Shinpang Sheng is a misspelling of the first name. Yufang Zhu is a Director and the majority shareholder of 36,000,000 restricted common shares. All typos have been corrected.

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Item 10. Recent Sales of Unregistered Securities, page 17

18.       You state that the sale of unregistered securities disclosed in this section was made pursuant to Rule 144 of the Securities Act. However, as a shell company, as defined in Rule 405 of the Securities Act, Rule 144 is not available for the resale of your securities. We refer you to Rule 144(i). Please revise or advise.

Response:

Revised statement to included Rule 144(i) as defined in Rule 405.

19.       You state that on December 24, 2018 World Capital Holding, Ltd. purchased 40 million shares. Please clarify why you then state that 36 million shares were issued to YuFang Zhu and 4 million shares to World Capital Holding. Make similar revisions to the discussion of this transaction in the Business section on page 3.

Response:

Revised discussion of this transaction to clarify that World Capital Holdings, Ltd purchased 40 million shares of AIVI. Ms. Zhu was issued 36,000,000 shares in accordance with the Equity Agreement. In consideration for issuance of 36,000,000 shares, Ms. Zhu will pay all fees associated with compliance and financial reporting. These fees include the Form 10, audited financials, and continued financial reporting requirements.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 17

20.      Provide the disclosure required by Regulation S-K Item 404(c)(1)(i) and (ii) for the following:

•	any promoters of the company, and
•	any person who acquired control of the company or any person that is part of a group that, acting together for the purpose of acquiring, holding, voting or disposing of equity securities of the company, acquired control of the company.
Refer to Rule 405 for the definition of "promoter" and to Regulation S-K Item 404(c)(2) regarding certain persons who acquire control of a shell company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response:

Regulation S-K Item 404(c)(1)(i) and (ii) a company must disclose promoters and certain control persons for registrants that are filing a registration statement on Form 10 under the Exchange Act and that had a promoter at any time during the past five fiscal years shall:

(i) State the names of the promoter(s), the nature and amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received by each promoter, directly or indirectly, from the registrant and the nature and amount of any assets, services or other consideration therefore received or to be received by the registrant; and

(ii) As to any assets acquired or to be acquired by the registrant from a promoter, state the amount at which the assets were acquired or are to be acquired and the principle followed or to be followed in determining such amount, and identify the persons making the determination and their relationship, if any, with the registrant or any promoter. If the assets were acquired by the promoter within two years prior to their transfer to the registrant, also state the cost thereof to the promoter.

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Bryan Glass are considered a promoter(s) under the meaning of Securities Act Rule 405. Mr. Glass was appointed custodian of Aivtech International Group Co. and under its duties stipulated by the Nevada court, Mr. Glass took initiative to organize the business of the issuer. As custodian, his duties were to conduct daily business, hold shareholder meetings, appoint officers and directors, reinstate the company with the Nevada Secretary of State. Mr. Glass also had authority to enter into contracts and find a suitable merger candidate. In addition, Mr. Glass was compensated for his role as custodian and paid outstanding bills equaling $5,220 to creditors on behalf of the company. Mr. Glass received $100,000 as compensation for his services as a custodian and bills paid to the Company’s creditiors. Mr. Glass has not, and will not, receive any additional compensation, in the form of cash or stock, for custodian services. The custodianship was discharged on August 30, 2016.

Under Regulation S-K Item 404(c)(2) Registrants shall provide the disclosure required by paragraphs (c)(1)(i) and (c)(1)(ii) of this Item as to any person who acquired control of a registrant that is a shell company, or any person that is part of a group, consisting of two or more persons that agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of a registrant, that acquired control of a registrant that is a shell company.

As discussed in Item 1, the Company is deemed a shell company. YuFang Zhu and World Capital Holding Ltd. are considered control persons and they acted together to acquire control of the Company. As discussed in Item 1, Ms. Zhu and World Capital holding Ltd. collectively own 40,000,000 million shares of the Company’s restricted common stock. These shares represent the controlling block of stock and were purchased from Mr. Glass for $100,000.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Kemaio Garment Holding Group

By: /s/ Yanping Sheng
Yanping Sheng
Chief Executive Officer

cc:	Jimmy Lee
Kemaio Garment holding Group
Director

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